United States securities and exchange commission logo





                            July 6, 2022

       Rina Paniry
       Chief Financial Officer
       STARWOOD PROPERTY TRUST, INC.
       591 West Putnam Avenue
       Greenwich, Connecticut 06830

                                                        Re: STARWOOD PROPERTY
TRUST, INC.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 001-34436

       Dear Ms. Paniry:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Non-GAAP Financial Measures, page 76

   1. We note your disclosure that you modified the definition of Distributable Earnings to allow for the treatment
of sales as realized if GAAP would otherwise view them as
                                                        realized even when not
recorded in GAAP earnings. As a result you made an adjustment to Distributable
Earnings to include the cash portion received for the sale of a 20.6%
                                                        interest in the
Woodstar Fund to a third party. Please tell how you considered
                                                        Question 100.04 of the
Compliance and Disclosure Interpretations on Non-GAAP
                                                        Financial Measures when
determining that the adjustment was appropriate.
   2. We note your adjustments to Distributable Earnings under the heading Recognition of
                                                        Distributable realized
gains (losses) on page 77. Please clarify what each adjustment represents and where
the amounts are located on your income statement.

                                                        In closing, we remind
you that the company and its management are responsible for the
 Rina Paniry
STARWOOD PROPERTY TRUST, INC.
July 6, 2022
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon
Menjivar, Accounting Branch Chief at 202-551-3856 with any questions.



FirstName LastNameRina Paniry              Sincerely,
Comapany NameSTARWOOD PROPERTY TRUST, INC.
                                           Division of Corporation Finance
July 6, 2022 Page 2                        Office of Real Estate & Construction
FirstName LastName